

August 11, 2025

Gus Garcia
Co-Chief Executive Officer
GSR IV Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

> **Re: GSR IV Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2025**
> **File No. 333-289061**

Dear Gus Garcia:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2025 letter.

Registration Statement on Form S-1

Summary, page 1

1. We note revisions in response to prior comment 7, but also that you continue to disclose on page 26 and 112 that your directors and officers also have agreed to vote in favor of your initial business combination with respect to public shares acquired by them, if any, and on page 110 that the purpose of the purchase of public shares by your sponsor, directors and officers could be to vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of our initial business combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Management, page 127

2.　　We acknowledge your revised disclosures in response to prior comment 17. However, as previously stated, please also revise to ensure that for each director and executive officer, you disclose the business experience, principal occupations, and employment of such individuals during the past five years.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Steven B. Stokdyk, Esq.